Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 132-_________

Subject Company: Diamond Walnut Growers, Inc.

Date: March 24, 2005

     A copy of a letter to be sent to members of Diamond Walnut Growers, Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

     The proposed conversion will be submitted to members of Diamond Growers for their consideration, and Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Diamond Growers are urged to read the registration statement and the accompanying documents when they become available. These documents contain important information about the conversion and will be available for free on the SEC web site at www.sec.gov.

Appendix A

March 24, 2005

Dear Member:

For the past several years, Diamond’s Board of Directors and management team have evaluated how best to maximize the financial rewards for Diamond owners while fostering long-term growth and success of the company. We are pleased to inform you that on March 22nd the Diamond board unanimously approved a new corporate structure to be presented to Diamond’s grower owners for approval in July of 2005.

Proposed Conversion
At the March 22 meeting, the Board of Directors decided to propose to Diamond members a plan for conversion from a cooperative association to a for-profit corporation. In making this decision, the board was mindful of Diamond’s heritage and value to its owners over the decades. Now, while continuing to respect our traditions, we must meet today’s evolving needs of owners and the company. The proposal we are making will help position Diamond to succeed and prosper in the future.

After serious and detailed study, the board firmly believes that this proposal will benefit Diamond and its members. The conversion to a corporation will allow Diamond to build a financially stronger company, and issue equity to the grower owners. It will enable Diamond to improve our ability to get the financial resources we need to meet the challenges of the future, to convert the ownership interests into transferable and marketable shares of stock in the new Diamond, and to provide cash to members. We currently estimate that as a result of the conversion, growers will receive stock and cash equivalent to an average of $845 per ton (based on the 2004 crop volume). We believe that now is the time to seize the opportunity to make this important move.

We have filed with the Securities and Exchange Commission a Form S-4 registration statement relating to the conversion, for the SEC’s review. We urge you to read this registration statement because it contains important information about the conversion. This document is available for free at the SEC web site (www.sec.gov) and from the company. The finalized version will be mailed to you later this spring.

We have engaged Merrill Lynch as our investment-banking firm and to act as our financial advisor in connection with the proposed conversion. We are working with Merrill Lynch and our legal advisors to outline the steps necessary for Diamond to make this conversion, and to work out the details of how members will receive cash and common stock in the company.

Proposed Initial Public Offering
We have filed a registration statement with the SEC relating to our intention to sell common stock in an initial public offering. This is an essential part of the conversion strategy, and we will not complete the conversion to a for-profit corporation unless we

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000   Fax: 209 • 467 • 6709   www.diamondnuts.com

can successfully complete the public offering. The number of shares of common stock that you will receive in the conversion will be determined based upon your two highest years of crop patronage out of the past six.

Informational Meetings
During the next few weeks, we will be traveling to each district for special meetings where we can discuss the details of this conversion to a for-profit corporation and what it will mean to you. This will be our opportunity to address any questions you may have related to the proposed conversion. We strongly encourage you to attend one of these meetings and to give consideration to this historic decision. These grower-only meetings will take place as follows:

-	Chico:	April 11, Sierra Nevada Brewery Company	5:00pm
-	Modesto:	April 12, Modesto Doubletree	5:00pm
-	Visalia:	April 14, Visalia Convention Center	5:00pm

Later Steps
In late spring we will send a detailed prospectus that will contain specific information about the conversion proposal. We will provide you with an individualized summary of how many shares of stock will be issued to you and the value of this stock based on the estimated initial public offering price. We will also send you a ballot for casting your vote.

After the packet is distributed we will have a second round of informational meetings to address additional questions regarding the prospectus and the restructuring prior to the referendum. If Diamond grower members approve this proposal in July, the IPO will take place in August and your stock will be issued to you.

This is a crucial moment in the history of Diamond. It will be up to you to decide the direction we will take. Both your Board of Directors and the management strongly agree that this conversion is the best path to allow Diamond to grow, to build shareholder value, and to ensure that we will continue to be a leading company in the nut industry for years to come.

We look forward to seeing you at the meetings. Thank you for your consideration of this proposal and for your support.

John Gilbert	Michael Mendes
Chairman of the Board	President/CEO